1(212) 318-6393

yarivkatz@paulhastings.com

January 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

 Lynn Dicker

 Alan Campbell

 Laura Crotty

Re:	Canopy Growth Corporation

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Filed August 11, 2023

File No. 001-38496

Ladies and Gentlemen:

We are in receipt of the letter, dated November 3, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A. We are responding to the Staff’s comments on behalf of Canopy Growth Corporation (“Canopy Growth” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR Amendment No. 5 to the Preliminary Proxy Statement (“Amendment No. 5”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 5 and all page number references are to the page numbers of Amendment No. 5.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Amendment Proposal, page 13

1.

We note your disclosure on page 18 that Canopy and Canopy USA restructured Canopy’s interests in Canopy USA to ensure that Canopy would be able to deconsolidate the financial results of Canopy USA from Canopy’s financial statements in accordance with US GAAP. Based on the facts and circumstances, the staff would object to deconsolidation of Canopy USA once the conditional THC interests are acquired. Please revise your discussion of the accounting for the “Structural Amendments” accordingly.

U.S. Securities and Exchange Commission

January 25, 2024

Response: As set forth in the Company’s submission to the Office of Chief Accountant (the “OCA”) of the Commission and as discussed with members of the staff of the OCA, the Company has made or agreed to make certain additional amendments to the structure of Canopy USA to facilitate the deconsolidation of the financial results of Canopy USA from the Company’s financial statements in accordance with U.S. GAAP. These amendments are described throughout Amendment No. 5, including on pages 18 through 20.

Structure of Canopy USA, page 23

2.	We note your response to prior comment 16. Please identify this third-party investor in your disclosure document as well as the natural person(s) that control this investor.

Response: The Company has revised the disclosure on page 24 in response to the Staff’s comment.

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If you have any questions concerning Amendment No. 5 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely,

/s/ Yariv Katz

Yariv C. Katz

of PAUL HASTINGS LLP

cc :	David Klein, Chief Executive Officer, Canopy Growth Corporation

Christelle Gedeon, Chief Legal Officer, Canopy Growth Corporation

Keith D. Pisani, Esq., Paul Hastings LLP

PKF O’Connor Davies, LLP, Certified Public Accountants

Jonathan Sherman, Cassels Brock & Blackwell LLP